CAMPBELL GLOBAL TREND FUND, L.P.

C/O CAMPBELL & COMPANY, INC.

2850 QuarRy Lake Drive

BALTIMORE, MARYLAND 21209

October 2, 2012

Sonia Gupta Barros

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Campbell Global Trend Fund, L.P (the “Company”)

Post-Effective Amendment No. 5 to

Registration Statement on Form S-1 Filed September 13, 2012 (File No. 333-166321)

Dear Ms. Barros:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 9:30 a.m. on Friday, October 5, 2012, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Campbell Global Trend Fund, L.P.

By: Campbell & Company, Inc.,

its General Partner

By: /s/ Thomas P. Lloyd

Name: Thomas P. Lloyd

Title: General Counsel

By: /s/ Gregory T. Donovan

Name: Gregory T. Donovan

Title: Chief Financial Officer

CAMPBELL & COMPANY, INC. By: /s/ Thomas P. Lloyd Name: Thomas P. Lloyd Title: General Counsel By: /s/ Gregory T. Donovan Name: Gregory T. Donovan Title: Chief Financial Officer